                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


Commission file number:  0-22684



                      SHOFFNER INDUSTRIES, LLC 401(K) PLAN
                            5631 SOUTH NC HIGHWAY 62
                              BURLINGTON, NC 27215
              (Full title of the plan and the address of the plan,
                 if different from that of issuer named below)


                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                           GRAND RAPIDS, MI 49525-9736
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                TABLE OF CONTENTS


                                                                                                 Page No.
                                                                                                 --------
  I.     Report of Independent Auditors.                                                             3


 II. Financial Statements for the Years Ended December 31, 2002 and December 31, 2001:

         (a)      Statements of Assets Available for Benefits                                        4

         (b)      Statements of Changes in Assets Available
                  for Benefits                                                                       5

         (c)      Notes to Financial Statements                                                    6-10


III.     Supplemental Schedule:

         (a)      Schedule of Assets (Held at End of Year)                                          11


 IV.     Exhibits:

         99.1     Certificate of the Chief Executive Officer

         99.2     Certificate of the Chief Financial Officer

                         Report of Independent Auditors

Plan Administrator
Shoffner Industries, LLC 401(k) Plan

We have audited the accompanying statements of assets available for benefits of Shoffner Industries, LLC 401(k) Plan as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
ERNST & YOUNG LLP

April 23, 2003

                      Shoffner Industries, LLC 401(k) Plan

                   Statements of Assets Available for Benefits


                                                             DECEMBER 31
                                                       2002              2001
                                                    -----------       -----------
ASSETS
Investments, at fair value                          $12,115,789       $12,239,275
Participant loans receivable                            691,505           512,798
                                                    -----------       -----------
                                                     12,807,294        12,752,073
Contributions receivable:
    Employer                                              7,540             7,683
    Participant                                          17,887            18,141
                                                    -----------       -----------
Assets available for benefits                       $12,832,721       $12,777,897
                                                    ===========       ===========


See accompanying notes to financial statements.

                      Shoffner Industries, LLC 401(k) Plan

             Statements of Changes in Assets Available for Benefits


                                                               YEAR ENDED DECEMBER 31
                                                                2002            2001
                                                            ------------    ------------
ADDITIONS
Participant contributions                                   $  1,420,246    $  1,404,304
Employer contributions                                           542,422         538,143
Interest income                                                   44,243          43,955
Dividend income                                                   67,191          94,252
Transfers from another qualified plan                                            143,575
                                                            ------------    ------------
                                                               2,074,102       2,224,229
DEDUCTIONS
Distributions to participants                                    880,460         855,771
Administrative expenses                                           64,074          37,288
                                                            ------------    ------------
                                                                 944,534         893,059

Net realized and unrealized depreciation in
   fair value of investments                                  (1,074,744)       (856,618)
                                                            ------------    ------------
Net additions                                                     54,824         474,552

Assets available for benefits at beginning of year            12,777,897      12,303,345
                                                            ------------    ------------
Assets available for benefits at end of year                 $12,832,721     $12,777,897
                                                             ===========     ===========


See accompanying notes to financial statements.

                      Shoffner Industries, LLC 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Shoffner Industries, LLC 401(k) Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

Investments are stated at fair value. Fair values of the investments are based on quoted market prices as of the end of the year. Investment income from mutual funds is recognized as earned.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of assets available for benefits.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are deducted from individual participant account earnings prior to allocations to the participant's accounts. Loan fees are paid directly out of participant accounts.

                      Shoffner Industries, LLC 401(k) Plan

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFERS FROM ANOTHER QUALIFIED PLAN

Certain participants transferred their account balances in 2001 from the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan to the Plan. Universal Forest Products Shoffner LLC (the Company) is part of the Universal Forest Products, Inc. controlled group; therefore, the transaction was accounted for as a transfer rather than a contribution.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that provides tax-deferred benefits for all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible participants consist of all employees of the Company who are 20 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, during a plan year beginning January 1.

Participants may voluntarily contribute up to 15% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Company matches 50% of participant contributions up to the first 6% of the participant's compensation. Additional employer contributions are determined solely at the discretion of the Company and are allocated to participants in the same ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. Forfeited non-vested amounts are used to reduce future contributions of the Company.

                      Shoffner Industries, LLC 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions are subject to a six-year vesting schedule as follows:

                       YEARS OF SERVICE                 VESTING PERCENTAGE
                       ----------------                 ------------------
                          Less than 2                           0%
                       2 but less than 3                       20%
                       3 but less than 4                       40%
                       4 but less than 5                       60%
                       5 but less than 6                       80%
                           6 or more                          100%

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are a general investment of the Plan. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate equal to the prime rate (4.25% at December 31, 2002) plus 1% calculated on a quarterly basis. A participant may only have one loan outstanding at any time.

Participants may select from various investment options made available by the Plan. On a daily basis, the trustee allocates the net investment income or loss attributable to each investment fund to the individual participant accounts in proportion to the total participant account balances.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

                      Shoffner Industries, LLC 401(k) Plan

3. INVESTMENTS

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                   YEAR ENDED DECEMBER 31
                                    2002              2001
                                 -----------       ---------
Mutual funds                     $(1,094,190)      $(899,983)
Common stock                          19,446          43,365
                                 -----------       ---------
                                 $(1,074,744)      $(856,618)
                                 ===========       =========

Individual investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                  DECEMBER 31
                                             2002             2001
                                          -----------      -----------
Enhanced Stock Market Fund                $   957,561      $   802,926
Evergreen Short Duration Fund                 747,440
Evergreen Stock Selector Fund                                2,104,612
Federated Stock Fund                        1,466,527
Invesco Total Return Fund                                    1,414,369
Janus Advisor Worldwide Fund                                 1,118,123
Stable Investment Fund                      6,173,855        5,154,095
Wells Fargo Outlook 2020 Fund               1,051,587

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 21, 1994, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                      Shoffner Industries, LLC 401(k) Plan

5. SUBSEQUENT EVENT

During 2003, the Plan will be merged into the Universal Forest Products, Inc. Employee Profit Sharing Plan and 401(k) Retirement Plan. All assets of the Plan will be combined with those of the Universal Forest Products, Inc. Employee Profit Sharing and 401(k) Retirement Plan and the assets will be transferred to the existing trust created by the Universal Forest Products, Inc. Employee Profit Sharing and 401(k) Retirement Plan. All benefits payable under the merged plans shall be paid from this trust.

                                                                 EIN: 38-2467687
                                                                       Plan #001


                      Shoffner Industries, LLC 401(k) Plan

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2002


IDENTITY OF ISSUE, BORROWER,
LESSOR OR SIMILAR PARTY                        DESCRIPTION OF INVESTMENT                                         FAIR VALUE
--------------------------------------------------------------------------------------------------------------------------------
Mutual Funds:
       Wachovia Bank*                          Dreyfus S&P Midcap Index Fund (7,876 shares)                     $     137,600
                                               Enhanced Stock Market Fund (17,157 shares)                             957,561
                                               Evergreen Short Duration Fund (60,794 shares)                          747,440
                                               Evergreen Stock Selector Fund (1 share)                                      9
                                               Federated Stock Fund (53,956 shares)                                 1,466,527
                                               Franklin Growth Fund (7,141 shares)                                    169,950
                                               Franklin Templeton Foreign Fund (7,906 shares)                          65,701
                                               Janus Advisor Worldwide Fund (27,924 shares)                           603,434
                                               Neuberger & Berman Equity Assets Fund (28,744 shares)                  475,999
                                               Stable Investment Fund (215,186 shares)                              6,173,855
                                               Wells Fargo Outlook 2020 Fund (98,463 shares)                        1,051,587
                                               Wells Fargo Outlook 2030 Fund (527 shares)                               5,708
                                               Wells Fargo Outlook 2040 Fund (448 shares)                               4,955
Common Stock:
       Universal Forest Products, Inc.*        29,864 shares                                                          255,463
                                                                                                                -------------
                                                                                                                   12,115,789
Participant Loans Receivable*                  Collateralized by vested account balances, payable in monthly
                                                   installments with interest ranging from 5.25% to 10.5%             691,505
                                                                                                                -------------
                                                                                                                $  12,807,294
                                                                                                                =============

* Represents party-in-interest

There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products Shoffner LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       Shoffner Industries, LLC 401(k) Plan



Date:    June 20, 2003                 /s/ Matthew J. Missad
         -------------------           ------------------------------------
                                       Matthew J. Missad, Secretary
                                       Universal Forest Products Shoffner LLC,
                                       Plan Administrator

                                  EXHIBIT INDEX


99.1 Certificate of the Chief Executive Officer of Universal Forest Products Shoffner LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

99.2 Certificate of the Chief Financial Officer of Universal Forest Products Shoffner LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).